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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ___________

                                SCHEDULE 14D-9/A

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 6
                                   ___________

                       NEW ENGLAND BUSINESS SERVICE, INC.
                            (Name of Subject Company)

                       NEW ENGLAND BUSINESS SERVICE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $1.00 per share
                  (Including associated Series A Participating
                        Preferred Stock purchase rights)
                         (Title of Class of Securities)

                                    643872104
                      (CUSIP Number of Class of Securities)
                                   ___________

                                  Craig Barrows
                  Vice President, General Counsel and Secretary
                       New England Business Service, Inc.
                                  500 Main St.
                                Groton, MA 01471
                                 (978) 448-6111
       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                 With a copy to:
                                David T. Brewster
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 573-4800

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

                        Amendment No. 6 to Schedule 14D-9

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of New England Business Service, Inc., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on May 25, 2004, as amended by Amendment No. 1 filed with the Commission on June 3, 2004, Amendment No. 2 filed with the Commission on June 4, 2004, Amendment No. 3 filed with the Commission on June 9, 2004, Amendment No. 4 filed with the Commission on June 10, 2004 and Amendment No. 5 filed with the Commission on June 22, 2004 (the "Schedule 14D-9"), relating to the offer by Hudson Acquisition-Corp., a Delaware corporation and an indirect wholly owned subsidiary of Deluxe Corporation, a Minnesota corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Shares"), of the Company, including the associated rights ("Rights") to purchase shares of preferred stock of the Company issued pursuant to the Amended and Restated Rights Agreement dated October 20, 1994 as amended as of November 1, 2001 and May 17, 2004, between the Company and EquiServe Trust Company, N.A., as rights agent (the Common Shares, together with the Rights, the "Shares"), at a price of $44.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 2004 and in the related Letter of Transmittal dated May 25, 2004, copies of which were filed as Exhibits (a)(1)(A) and
(a)(1)(B) to the Schedule TO filed by Parent on May 25, 2004, as amended (the "Schedule TO") (which, together with any amendments or supplements thereto, constitute the "Offer"). All capitalized terms used herein and not defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

     (k) Expiration of Tender Offer and Acceptance of Validly Tendered Shares for Payment.

     The Offer expired at 11:59 P.M., New York City time, on June 24, 2004. Based upon a preliminary count from the Depositary, approximately 13.1 million Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 98% of the outstanding Shares. Purchaser accepted for payment all Shares validly tendered in the Offer and not withdrawn prior to the expiration of the Offer. Payment for such Shares is expected to be made promptly. A copy of the press release issued by Parent on June 25, 2004 announcing the expiration of the Offer and the acceptance of validly tendered Shares is filed as Exhibit (a)(15) hereto and is incorporated herein by reference.

     Upon the terms and subject to the conditions of the Merger Agreement, Parent and Purchaser shall take all necessary actions to promptly effect the Merger of Purchaser with and into the Company.

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.
-----------

Exhibit (a)(15)   Press release issued by Parent dated June 25, 2004
                  (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        NEW ENGLAND BUSINESS SERVICE, INC.


                        By:    /s/ Craig Barrows
                               --------------------
                        Name:  Craig Barrows
                        Title: Vice President, General Counsel
                               and Secretary


Dated:  June 25, 2004

                               INDEX TO EXHIBITS



Exhibit No.
-----------

Exhibit(a)(1)   Offer to Purchase dated May 25, 2004  (incorporated  by
                reference to Exhibit (a)(1)(A) to the Tender Offer Statement on
                Schedule TO, filed by Parent and Purchaser with respect to the
                Company on May 25, 2004, as amended (the "Schedule" TO))
Exhibit(a)(2)   Letter of Transmittal dated May 25, 2004 (incorporated by
                reference to Exhibit (a)(1)(B) to the Schedule TO)
Exhibit(a)(3)   Press Release issued by Parent dated May 17, 2004 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by
                Parent and Purchaser on May 17, 2004) and Transcript of
                conference call by Parent on May 17, 2004 relating to the
                proposed acquisition of the Company by Parent (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Purchaser and
                Parent filed on May 17,  2004)
Exhibit(a)(4)   Press Release issued by the Company dated May 17, 2004
                (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company on May 17, 2004)
Exhibit(a)(5)   Amended and Restated Notice to Participants in the 401(k) Plan
                For Employees of the Company dated May 25, 2004, as amended as of June 10, 2004+
Exhibit(a)(6)   Summary Advertisement published in The Wall Street Journal dated
                May 25, 2004 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO)
Exhibit(a)(7)   Letter to Stockholders of the Company dated May 25, 2004*
Exhibit(a)(8)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                and Other Nominees (incorporated by reference to Exhibit
                (a)(1)(E) to the Schedule TO)
Exhibit(a)(9)   Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees (incorporated by reference to
                Exhibit (a)(1)(F) to the Schedule TO)
Exhibit(a)(10)  Press Release issued by Parent on June 2, 2004 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO)
Exhibit(a)(11)  List of Employee-Related Questions and Answers**
Exhibit(a)(12)  Frequently Asked Questions for Option Holders dated June 9,
                2004***
Exhibit(a)(13) Frequently Asked Questions for Employees dated June 10, 2004+ Exhibit(a)(14) Frequently Asked Questions for Employees dated June 22, 2004++ Exhibit(a)(15) Press release issued by Parent dated June 25, 2004
                (incorporated by reference to Exhibit (a)(5)(I) to the
                Schedule TO)
Exhibit(e)(1)   Opinion of Morgan Stanley & Co. Incorporated dated May 16, 2004
                (included as Annex A to this Statement)
Exhibit(e)(2)   Agreement and Plan of Merger dated as of May 17, 2004, among
                Parent, Purchaser and the Company (incorporated by reference to
                Exhibit(d)(1) to the Schedule TO)
Exhibit(e)(3)   The Information Statement of the Company dated as of May 25,
                2004 (included as Annex B to this Statement)
Exhibit(e)(4)   Confidentiality Agreement between Parent and the Company
                dated February 12, 2004 (incorporated by reference to Exhibit
                (d)(2) to the Schedule TO)
Exhibit(e)(5)   Amendment No. 1 dated as of November 1, 2001 and Amendment
                No. 2 dated May 17, 2004 to the Amended and Restated Rights

                Agreement dated as of October 20, 1994, between the Company and
                EquiServe Trust Company, N.A., as Rights Agent*
Exhibit(e)(6)   Letter Agreement dated May 9, 2003, between the Company and
                George P. Allman (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2003)
Exhibit(e)(7)   Form of Change in Control Severance Agreement between the
                Company and certain executive officers of the Company
                (incorporated by reference to Exhibit 10.15.1 to the Company's
                Annual Report on Form 10-K for the fiscal year ended June 30,
                2001)
Exhibit(e)(8)   Form of First Amendment to Change in Control and Severance
                Agreement dated May 5, 2003, between the Company and certain executive officers of the Company (incorporated by reference to
                Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for
                the fiscal quarter ended March 29, 2003)
Exhibit(e)(9)   List of Executive Officers of the Company Who Have Entered Into
                Change in Control Agreements (incorporated by reference to
                Exhibit 10.13.1 to the Company's Annual Report on Form 10-K for
                the fiscal year ended June 28, 2003)
Exhibit(e)(10)  Change in Control Severance Agreement dated January 23, 2004, between the Company and Richard T. Riley (incorporated by
                reference to Exhibit 10.2 to the Company's Quarterly Report on
                Form 10-Q for the fiscal quarter ended March 27, 2004)
Exhibit(g)      None
Annex A Opinion of Morgan Stanley & Co. Incorporated dated May 16, 2004
Annex B The Information Statement of the Company dated as of May 25, 2004

* Previously filed on May 25, 2004 as an exhibit to the Schedule 14D-9
** Previously filed on June 3, 2004 as an exhibit to Amendment No. 1 to the
Schedule 14D-9
*** Previously filed on June 9, 2004 as an exhibit to Amendment No. 3 to the
Schedule 14D-9
+ Previously filed on June 10, 2004 as an exhibit to Amendment No. 4 to the
Schedule 14D-9
++ Previously filed on June 22, 2004 as an exhibit to Amendment No. 5 to the
Schedule 14D-9